MARTIN SNOW, LLP

ATTORNEYS AT LAW

240 THIRD STREET

POST OFFICE BOX 1606

MACON, GEORGIA 31202-1606

TELEPHONE 478/749-1700

TELECOPIER 478/743-4204

WRITER’S DIRECT DIAL : 478/749-1709

E-MAIL: mnwhite@martinsnow.com

WENDELL L. BOWDEN

EDWARD J. HARRELL

JOHN C. EDWARDS

J. KENNETH WALKER

ROBERT R. GUNN, II

JOHN T. McGOLDRICK, JR.

CUBBEDGE SNOW, III

WILLIAM H. LARSEN

EDWARD L. LONG, JR.

JOHN C. DANIEL, III

T. BARON GIBSON, II

CRAWFORD B. EDWARDS, JR.

MICHAEL M. SMITH

LISA M. EDWARDS

BLAIR K. CLEVELAND

THOMAS PETER ALLEN III

AMBER K. DUFF

MICHAEL N. WHITE

H. DAVID BULLARD

RICHARD A. EPPS, JR.

ROSS S. SCHELL

JENNY MARTIN STANSFIELD

MARTY K. SENN

STUART E. WALKER

    OF COUNSEL

JEFFREY M. RUTLEDGE

    EMERITUS

T. BALDWIN MARTIN, JR.

CUBBEDGE SNOW, JR.

REMER C. DANIEL

December 15, 2008

Ms. Jessica Livingston, Staff Attorney

U.S. Securities & Exchange Commission

Washington, DC 20549

RE:	Henry County Bancshares, Inc.

Schedule 14A

Filed November 5, 2008

File No. 000-49789

Dear Ms. Livingston:

Pursuant to my conversation with Justin Dobbie, attached please find the following numbered responses:

1.        Please see footnote 3 on each pro-forma regarding the change from the straight line method to the effective yield method and the additional disclosures regarding the net discount calculations.

2.        Please see footnote 2 on each pro forma disclosing the effective tax rate used in the calculations.

3.        Please see footnote 1 on each pro forma disclosing the rate used to calculate the reduction in short term borrowings and how this rate was determined.

4.        Please see the revised spreadsheets showing the fair value and net discount calculations using a 5-year life of the preferred. The pro formas have been revised as well to the account for minor changes in the calculations of the preferred dividends and income from continuing operations available to common stockholders.

Page Two

Ms. Jessica Livingston, Staff Attorney

December 15, 2008

If you have any further questions or require any additional information or documentation, please contact me at (478) 749-1709.

Yours very truly,

/s/ Michael N. White
MICHAEL N. WHITE
Attorney for Henry County Bancshares, Inc.

MNW:ps

Enclosures

cc:	Mr. David H. Gill

Mr. Tom Redding

HENRY COUNTY BANCSHARES, INC.

Pro Forma Consolidated Balance Sheet Data and Capital Ratios

(In thousands)

	September 30, 2008
	Historical	As Adjusted Minimum (1)	As Adjusted Maximum (2)
		(unaudited)
Balance Sheet:
Total liabilities (3)	$611,610	$605,810	$594,110
Total shareholders’ equity:
Preferred Stock	$—	$5,800	$17,500
Common Stock	$35,972	$35,972	$35,972
Warrants	$—	$331	$999
Discount on preferred (4) (5)	$—	$(331)	$999
Capital Surplus	$940	$740	$740
Retained earnings	$36,551	$36,551	$36,551
Accumulated comprehensive income	$50	$50	$50
Treasury stock, at cost	$(2,319)	$(2,319)	$(2,319)

Total shareholders equity	$70,994	$76,794	$88,494
Capital Ratios
Total risk-based capital to risk-weighted assets ratio	13.40%	14.39%	16.39%
Tier 1 capital ratio	12.13%	13.12%	15.12%
Leverage ratio	10.46%	11.32%	13.04%
Equity to assets ratio	10.40%	11.25%	12.96%
Tangible equity to tangible assets ratio	10.40%	11.25%	12.96%

(1)	Pro forma impact assuming minimum estimated proceeds from the issuance of preferred stock ($5.8 million)

(2)	Pro forma impact assuming maximum estimated proceeds from the issuance of preferred stock ($17.5 million)

(3)	Assumes that proceeds are initially used to reduce short-term borrowings (consisting primarily of brokered deposits).

(4)	The carrying values of the preferred stock and warrants are based on their estimated relative fair values at issue date.

(5)	The discount on the preferred stock is amortized over a five year period via the effective yield method.

Henry County Bancshares, Inc.

Pro Forma Condensed Consolidated Statements of Income

Pro Forma Impact of Maximum Estimated Proceeds ($17.5 million)/Warrants (for 875 Shares)

(In thousands except per share data)

	Historical 12 Months Ended 12/31/07	Adjustments		Pro forma 12 Months Ended 12/31/07
	(Unaudited)
Net interest income	$25,270	$550	(1)	$25,820
Provision for losses on loan	2,959	—		2,959

Net interest income after provision for losses on loans	22,311	550		22,861
Non-interest income	3,025	—		3,025
Non-interest expense	11,792	—		11,792

Income from continuing operations before income taxes	13,544	550		14,094
Income tax expense	4,835	192	(2)	5,027

Income from continuing operations	8,709	358		9,067
Less: Preferred dividends	—	1,108	(3)	1,108

Income from continuing operations available to common stockholders	$8,709	$(750)		$7,959
Basic earnings per share available to common stockholders Income from continuing operations	$.61	(.05)		$.56
Diluted earnings per share available to common Stockholders
Income from continuing operations	$.61	(.05)		$.56
Weighted average share outstanding
Basic	14,277			14,277
Diluted	14,277			14,277

(1)

Assumes that the maximum estimated Capital Purchase Program proceeds are used to reduce short-term borrowings (consisting primarily of brokered deposits). The pro forma adjustments were determined by using the weighted average rate of 3.145% computed for our short-term borrowings. The actual impact to net interest income would be different as Henry County Bancshares expects to utilize a portion of the proceeds to fund loan growth and acquisitions. However, such impact cannot be estimated at this time as the impact would vary based on the timing of when the loans are funded, the actual pricing of any such loans and timing of any acquisitions.

(2)	Additional income tax expense is attributable to additional net interest income as described in Note 1 using an effective tax rate of 35%.

(3)

Consists of dividends on preferred stock at a 5% annual rate as well as dividends on preferred warrants at a 9% annual rate plus the intrinsic costs of issuing preferred warrants amortized over five years. The costs associated with the issuing preferred stock and warrants is reflected in a net discount. The net discount is determined based on the value that is allocated to the preferred stock upon issuance. The net discount is accreted back to par value on a constant effective yield method (approximately 6.4% for the preferred stock and approximately 5.7% for the warrants) over a five year term, which is the expected life of the preferred stock upon issuance. The estimated accretion is based on a number of assumptions which are subject to change. These assumptions include the discount (market rate at issuance) rate on the preferred stock and assumptions underlying the value of the warrants. The estimated proceeds are allocated based on the relative fair value of the warrants as compared to the fair value of the preferred stock. The fair value of the preferred stock and warrants is determined based on assumptions regarding the discount rate (market rate) on the preferred stock (currently estimated at 12%) using a discounted cash flow computation. The lower the discount rate, the less negative impact on net income and earnings per share available to common shareholders.

Henry County Bancshares, Inc.

Pro Forma Condensed Consolidated Statements of Income

Pro Forma Impact of Minimum Estimated Proceeds ($5.8 million)/Warrants (for 290 Shares)

(In thousands, except per share data)

	Historical 12 Months Ended 12/31/07	Adjustments		Pro forma 12 Months Ended 12/31/07
	(Unaudited)
Net interest income	$25,270	$182	(1)	$25,452
Provision for losses on loan	2,959	—		2,959

Net interest income after provision for losses on loans	22,311	182		22,493
Non-interest income	3,025	—		3,025
Non-interest expense	11,792	—		11,792

Income from continuing operations before income taxes	13,544	182		13,726
Income tax expense	4,835	64	(2)	4,899

Income from continuing operations	8,709	118		8,827
Less: Preferred dividends	—	367	(3)	367

Income from continuing operations available to common stockholders	$8,709	$(249)		$8,460
Basic earnings per share available to common stockholders
Income from continuing operations	$.61	(.02)		$.59
Diluted earnings per share available to common Stockholders
Income from continuing operations	$.61	(.02)		$.59
Weighted average share outstanding
Basic	14,277			14,277
Diluted	14,277			14,277

(1)

Assumes that the minimum estimated Capital Purchase Program proceeds are used to reduce short-term borrowings (consisting primarily of brokered deposits). The pro forma adjustments were determined by using the weighted average rate of 3.145% computed for our short-term borrowings. The actual impact to net interest income would be different as Henry County Bancshares expects to utilize a portion of the proceeds to fund loan growth and acquisitions. However, such impact cannot be estimated at this time as the impact would vary based on the timing of when the loans are funded, the actual pricing of any such loans and timing of any acquisitions.

(2)	Additional income tax expense is attributable to additional net interest income as described in Note 1, using an effective tax rate of 35%.

(3)

Consists of dividends on preferred stock at a 5% annual rate as well as dividends on preferred warrants at a 9% annual rate plus the intrinsic costs of issuing preferred warrants amortized over five years. The costs associated with the issuing preferred stock and warrants is reflected in a net discount. The net discount is determined based on the value that is allocated to the preferred stock upon issuance. The net discount is accreted back to par value on a constant effective yield method (approximately 6.4% for the preferred stock and approximately 5.7% for the warrants) over a five year term, which is the expected life of the preferred stock upon issuance. The estimated accretion is based on a number of assumptions which are subject to change. These assumptions include the discount (market rate at issuance) rate on the preferred stock and assumptions underlying the value of the warrants. The estimated proceeds are allocated based on the relative fair value of the warrants as compared to the fair value of the preferred stock. The fair value of the preferred stock and warrants is determined based on assumptions regarding the discount rate (market rate) on the preferred stock (currently estimated at 12%) using a discounted cash flow computation. The lower the discount rate, the less negative impact on net income and earnings per share available to common shareholders.

Henry County Bancshares, Inc.

Pro Forma Condensed Consolidated Statements of Income

Pro Forma Impact of Maximum Estimated Proceeds ($17.5 million)/Warrants (for 875 Shares)

(In thousands, except per share data)

	Historical 9 Months Ended 9/30/08	Adjustments		Pro forma 9 Months Ended 9/30/08
	(Unaudited)
Net interest income	$12,945	$472	(1)	$13,417
Provision for losses on loan	8,286	—		8,286

Net interest income after provision for losses on loans	4,659	472		5,131
Non-interest income	2,147	—		2,147
Non-interest expense	10,445	—		10,445

Income (loss) from continuing operations before income taxes	(3,639)	472		(3,167)
Income tax expense (benefit)	(1,682)	165	(2)	(1,517)

Income (loss) from continuing operations	(1,957)	307		(1,650)
Less: Preferred dividends	—	831	(3)	831

Income (loss) from continuing operations available to common stockholders	$(1,957)	$(524)		$(2,481)
Basic earnings (loss) per share available to common stockholders
Income (loss) from continuing operations	$(.14)	(.04)		$(.18)
Diluted earnings per share available to common Stockholders
Income (loss) from continuing operations	$(.14)	(.04)		$(.18)
Weighted average share outstanding
Basic	14,246			14,246
Diluted	14,246			14,246

(1)

Assumes that the maximum estimated Capital Purchase Program proceeds are used to reduce short-term borrowings (consisting primarily of brokered deposits). The pro forma adjustments were determined by using the weighted average rate of 3.610% computed for our short-term borrowings. The actual impact to net interest income would be different as Henry County Bancshares expects to utilize a portion of the proceeds to fund loan growth and acquisitions. However, such impact cannot be estimated at this time as the impact would vary based on the timing of when the loans are funded, the actual pricing of any such loans and timing of any acquisitions.

(2)	Additional income tax expense is attributable to additional net interest income as described in Note 1, using an effective tax rate of 35%.

(3)

Consists of dividends on preferred stock at a 5% annual rate as well as dividends on preferred warrants at a 9% annual rate plus the intrinsic costs of issuing preferred warrants amortized over five years. The costs associated with the issuing preferred stock and warrants is reflected in a net discount. The net discount is determined based on the value that is allocated to the preferred stock upon issuance. The net discount is accreted back to par value on a constant effective yield method (approximately 6.4% for the preferred stock and approximately 5.7% for the warrants) over a five year term, which is the expected life of the preferred stock upon issuance. The estimated accretion is based on a number of assumptions which are subject to change. These assumptions include the discount (market rate at issuance) rate on the preferred stock and assumptions underlying the value of the warrants. The estimated proceeds are allocated based on the relative fair value of the warrants as compared to the fair value of the preferred stock. The fair value of the preferred stock and warrants is determined based on assumptions regarding the discount rate (market rate) on the preferred stock (currently estimated at 12%) using a discounted cash flow computation. The lower the discount rate, the less negative impact on net income and earnings per share available to common shareholders.

Henry County Bancshares, Inc.

Pro Forma Condensed Consolidated Statements of Income

Pro Forma Impact of Minimum Estimated Proceeds ($5.8 million)/Warrants (for 290 Shares)

(In thousands, except per share data)

	Historical 9 Months Ended 9/30/08	Adjustments		Pro forma 9 Months Ended 9/30/08
	(Unaudited)
Net interest income	$12,945	$157	(1)	$13,102
Provision for losses on loan	8,286	—		8,286

Net interest income after provision for losses on loans	4,659	157		4,816
Non-interest income	2,147	—		2,147
Non-interest expense	10,445	—		10,445

Income (loss) from continuing operations before income taxes	(3,639)	157		(3,482)
Income tax expense (benefit)	(1,682)	55	(2)	(1,627)

Income (loss) from continuing operations	(1,957)	102		(1,855)
Less: Preferred dividends	—	275	(3)	275

Income (loss) from continuing operations available to common stockholders	$(1,957)	$(173)		$(2,130)
Basic earnings (loss) per share available to common stockholders
Income (loss) from continuing operations	$(.14)	(.01)		$(.15)
Diluted earnings per share available to common Stockholders
Income (loss) from continuing operations	$(.14)	(.01)		$(.15)
Weighted average share outstanding
Basic	14,246			14,246
Diluted	14,246			14,246

(1)

Assumes that the minimum estimated Capital Purchase Program proceeds are used to reduce short-term borrowings (consisting primarily of brokered deposits). The pro forma adjustments were determined by using the weighted average rate of 3.610% computed for our short-term borrowings. The actual impact to net interest income would be different as Henry County Bancshares expects to utilize a portion of the proceeds to fund loan growth and acquisitions. However, such impact cannot be estimated at this time as the impact would vary based on the timing of when the loans are funded, the actual pricing of any such loans and timing of any acquisitions.

(2)	Additional income tax expense is attributable to additional net interest income as described in Note 1, using an effective tax rate of 35%.

(3)

Consists of dividends on preferred stock at a 5% annual rate as well as dividends on preferred warrants at a 9% annual rate plus the intrinsic costs of issuing preferred warrants amortized over five years. The costs associated with the issuing preferred stock and warrants is reflected in a net discount. The net discount is determined based on the value that is allocated to the preferred stock upon issuance. The net discount is accreted back to par value on a constant effective yield method (approximately 6.4% for the preferred stock and approximately 5.7% for the warrants) over a five year term, which is the expected life of the preferred stock upon issuance. The estimated accretion is based on a number of assumptions which are subject to change. These assumptions include the discount (market rate at issuance) rate on the preferred stock and assumptions underlying the value of the warrants. The estimated proceeds are allocated based on the relative fair value of the warrants as compared to the fair value of the preferred stock. The fair value of the preferred stock and warrants is determined based on assumptions regarding the discount rate (market rate) on the preferred stock (currently estimated at 12%) using a discounted cash flow computation. The lower the discount rate, the less negative impact on net income and earnings per share available to common shareholders.

Dividend rate = 5%

Market discount rate = 12%

Period	Preferred Div Paid (1)	Total Cost (2)	Amortization of Preferred Discount (3)	Unamortized accretion		Carrying Value
Year 0					$331,163	$5,468,837
Year 1	$290,000	$348,365	$58,365		$272,798	$5,527,202
Year 2	$290,000	$352,083	$62,083		$210,715	$5,589,285
Year 3	$290,000	$356,037	$66,037		$144,678	$5,655,322
Year 4	$290,000	$360,244	$70,244		$74,434	$5,725,566
Year 5	$290,000	$364,719	$74,719	-$	285	$5,800,285

(1)	$17,500,000 x 5% = $875,000

(2)	CV x 6.37%

(3)	Total cost - dividend paid

Dividend rate = 5%

Market discount rate = 12%

Period	Preferred Div Paid (1)	Total Cost (2)	Accretion of Preferred Discount (3)	Unamortized accretion		Carrying Value
Year 0					$999,202	$16,500,798
Year 1	$875,000	$1,051,101	$176,101		$823,101	$16,676,899
Year 2	$875,000	$1,062,318	$187,318		$635,783	$16,864,217
Year 3	$875,000	$1,074,251	$199,251		$436,532	$17,063,468
Year 4	$875,000	$1,086,943	$211,943		$224,589	$17,275,411
Year 5	$875,000	$1,100,444	$225,444	-$	855	$17,500,855

(1)	$17,500,000 x 5% = $875,000

(2)	CV x 6.37%

(3)	Total cost - dividend paid

Dividend rate = 9%

Market discount rate = 12%

Period	Preferred Div Paid (1)	Total Cost (2)	Accretion of Preferred Discount (3)		Unamortized accretion	Carrying Value
Year 0					$41,163	$331,163
Year 1	$26,100	$18,747	-$	7,353	$48,516	$323,810
Year 2	$26,100	$18,331	-$	7,769	$56,285	$316,041
Year 3	$26,100	$17,891	-$	8,209	$64,494	$307,832
Year 4	$26,100	$17,426	-$	8,674	$73,168	$299,158
Year 5	$26,100	$16,935	-$	9,165	$82,332	$289,994

(1)	$875,000 x 9% = $26,100

(2)	CV x 5.661% (effective interest rate)

(3)	Total cost - dividend paid

Dividend rate = 9%

Market discount rate = 12%

Period	Preferred Div Paid (1)	Total Cost (2)	Accretion of Preferred Discount (3)		Unamortized accretion	Carrying Value
Year 0					$124,202	$999,202
Year 1	$78,750	$56,565	-$	22,185	$146,387	$977,017
Year 2	$78,750	$55,309	-$	23,441	$169,828	$953,576
Year 3	$78,750	$53,982	-$	24,768	$194,596	$928,808
Year 4	$78,750	$52,580	-$	26,170	$220,767	$902,637
Year 5	$78,750	$51,098	-$	27,652	$248,418	$874,986

(1)	$875,000 x 9% = $78,750

(2)	CV x 5.661% (effective interest rate)

(3)	Total cost - dividend paid

Determination of Fair Value of Preferred and Warrant Preferred

Preferred Valuation			Warrant Preferred
Preferred Stock from TARP (1%)	$5,800,000		Warrant Preferred	$290,000
Term	call assumed in 5 yr			call assumed in 5 yr
Dividend rate	5.00%		Dividend rate	9%
	9.00%
Assumed market discount rate	12.00%		Assumed market discount rate	12.00%
Present value	73.02%		Present value (rounded)	88.44%

Fair value of Preferred	$4,235,392	94.29%
Fair value of Warrant Preferred	$256,472	5.71%

	$4,491,864	100.00%

Proceeds from Treasury	$5,800,000

Allocation of proceeds
Preferred Stock	$5,468,837	94.29%
Warrant Preferred Stock	$331,163	5.71%

	$5,800,000	100.00%

	Day 1	At end of yr 5	Total to Accrete (amortize)
Preferred Stock	$5,468,837	$5,800,000	$331,163
Additional paid in capital (warrants)	$331,163	$290,000	$(41,163)

	$5,800,000	$6,090,000	$290,000

Reduction in Income Available for Common Shareholders

Through Year Five	Annually
Dividend on Preferred - first 5 years	$290,000
Dividend on Warrant Preferred	$26,100
Preferred stock accretion *	$58,365
Warrant preferred amortization *	$(7,353)

Total reduction in Income available for common shareholders	$367,112
Divided by initial capital invest.	6.33%

*	Accretion and amortization computed using the effective yield method.

Determination of Fair Value of Preferred and Warrant Preferred

Preferred Valuation			Warrant Preferred
Preferred Stock from TARP (3%)	$17,500,000		Warrant Preferred	$875,000
Term	call assumed in 5 yr			call assumed in 5 yr
Dividend rate	5.00%		Dividend rate	9%
	9.00%
Assumed market discount rate	12.00%		Assumed market discount rate	12.00%
Present value	73.02%		Present value	88.44%

Fair value of Preferred	$12,779,148	94.29%
Fair value of Warrant Preferred	$773,839	5.71%

	$13,552,986	100.00%

Proceeds from Treasury	$17,500,000

Allocation of proceeds
Preferred Stock	$16,500,798	94.29%
Warrant Preferred Stock	$999,202	5.71%

	$17,500,000	100.00%

	Day 1	At end of yr 5	Total to Accrete (amortize)
Preferred Stock	$16,500,798	$17,500,000	$999,202
Additional paid in capital (warrants)	$999,202	$875,000	$(124,202)

	$17,500,000	$18,375,000	$875,000

Reduction in Income Available for Common Shareholders

Through Year Five	Annually
Dividend on Preferred - first 5 years	$875,000
Dividend on Warrant Preferred	$78,750
Preferred stock accretion *	$176,101
Warrant preferred amortization *	$(22,185)

Total reduction in Income available for common shareholders	$1,107,666
Divided by initial capital invest.	6.33%

*	Accretion and amortization calculated using the effective yield method.

Compound Period:	Annual
Nominal Annual Rate:	6.369%

CASH FLOW DATA

Event	Date	Amount	Number	Period	End Date
1 Loan	12/15/2008	16,500,797.00	1
2 Payment	12/15/2009	875,000.00	1
3 Payment	12/15/2010	875,000.00	1
4 Payment	12/15/2011	875,000.00	1
5 Payment	12/15/2012	875,000.00	1
6 Payment	12/15/2013	18,375,000.00	1

AMORTIZATION SCHEDULE-Normal Amortization

	Date	Payment	Interest	Principal	Balance
Loan	12/15/2008				16,500,797.00
2008 Totals		0.00	0.00	0.00

1	12/15/2009	875,000.00	1,050,953.67	175,953.67-	16,676,750.67
2009 Totals		875,000.00	1,050,953.67	175,953.67-

2	12/15/2010	875,000.00	1,062,160.35	187,160.35-	16,863,911.02
2010 Totals		875,000.00	1,062,160.35	187,160.35-

3	12/15/2011	875,000.00	1,074,080.79	199,080.79-	17,062,991.81
2011 Totals		875,000.00	1,074,080.79	199,080.79-

4	12/15/2012	875,000.00	1,086,760.47	211,760.47-	17,274,752.28
2012 Totals		875,000.00	1,086,760.47	211,760.47-

5	12/15/2013	18,375,000.00	1,100,247.72	17,274,752.28	0.00
2013 Totals		18,375,000.00	1,100,247.72	17,274,752.28

Grand Totals		21,875,000.00	5,374,203.00	16,500,797.00

Compound Period:	Annual
Nominal Annual Rate:	5.661%

CASH FLOW DATA

Event	Date	Amount	Number	Period	End Date
1 Loan	12/12/2008	999,203.00	1
2 Payment	12/12/2009	78,750.00	1
3 Payment	12/12/2010	78,750.00	1
4 Payment	12/12/2011	78,750.00	1
5 Payment	12/12/2012	78,750.00	1
6 Payment	12/12/2013	953,750.00	1

AMORTIZATION SCHEDULE - Normal Amortization

	Date	Payment	Interest	Principal	Balance
Loan	12/12/2008				999,203.00
2008 Totals		0.00	0.00	0.00

1	12/12/2009	78,750.00	56,567.29	22,182.71	977,020.29
2009 Totals		78,750.00	56,567.29	22,182.71

2	12/12/2010	78,750.00	55,311.48	23,438.52	953,581.77
2010 Totals		78,750.00	55,311.48	23,438.52

3	12/12/2011	78,750.00	53,984.56	24,765.44	928,816.33
2011 Totals		78,750.00	53,984.56	24,765.44

4	12/12/2012	78,750.00	52,582.53	26,167.47	902,648.86
2012 Totals		78,750.00	52,582.53	26,167.47

5	12/12/2013	953,750.00	51,101.14	902,648.86	0.00
2013 Totals		953,750.00	51,101.14	902,648.86

Grand Totals		1,268,750.00	269,547.00	999,203.00

Last interest amount increased by 0.01 due to rounding.

Proceeds from Preferred Stock Issue under TARP for Private Companies

Risk Weighted Assets	583,333,333
TARP Capital %	1%

Preferred ($)	5,833,333
Preferred (Shares)	5,833

Warrants ($)	291,667
Warrants (Shares)	292

Fair Value and Allocation of Proceeds of Preferred Stock and Warrant Preferred

	Preferred Stock				Warrant Preferred
			Quarterly Dividend Payments & Redemption				Quarterly Dividend Payments & Redemption
Preferred Stock	5,800,000	Year 1	72,500.00	Warrant Preferred	290,000	Year 1	6,525.00
			72,500.00				6,525.00
Life (years)	5		72,500.00	Life of Warrants (years)	5		6,525.00
			72,500.00				6,525.00
Dividend Rate (1st 5 years)	5.00%	Year 2	72,500.00	Dividend Rate	9.00%	Year 2	6,525.00
Dividend Rate (2nd 5 years)	9.00%		72,500.00				6,525.00
			72,500.00	Discount Rate	12.00%		6,525.00
			72,500.00	(assumed market dividend rate for comparable issues)			6,525.00
Discount Rate	12.00%	Year 3	72,500.00			Year 3	6,525.00
(assumed market dividend rate for comparable issues)			72,500.00	Present Value	256,472		6,525.00
			72,500.00				6,525.00
Present Value	4,235,375		72,500.00				6,525.00
		Year 4	72,500.00			Year 4	6,525.00
			72,500.00				6,525.00
			72,500.00				6,525.00
			72,500.00				6,525.00
		Year 5	72,500.00			Year 5	6,525.00
			72,500.00				6,525.00
			72,500.00				6,525.00
			72,500.00				6,525.00
		Payoff	5,872,500.00			Payoff	296,525.00

Proceeds from Preferred Stock Issue under TARP for Private Companies

Risk Weighted Assets	583,333,333
TARP Capital %	3%

Preferred ($)	17,500,000
Preferred (Shares)	17,500

Warrants ($)	875,000
Warrants (Shares)	875

Fair Value and Allocation of Proceeds of Preferred Stock and Warrant Preferred

	Preferred Stock				Warrant Preferred
			Quarterly Dividend Payments & Redemption				Quarterly Dividend Payments & Redemption
Preferred Stock	17,500,000	Year 1	218,750.00	Warrant Preferred	875,000	Year 1	19,687.50
			218,750.00				19,687.50
Life (years)	5		218,750.00	Life of Warrants (years)	5		19,687.50
			218,750.00				19,687.50
Dividend Rate (1st 5 years)	5.00%	Year 2	218,750.00	Dividend Rate	9.00%	Year 2	19,687.50
Dividend Rate (2nd 5 years)	9.00%		218,750.00				19,687.50
			218,750.00	Discount Rate	12.00%		19,687.50
			218,750.00	(assumed market dividend rate for comparable issues)			19,687.50
Discount Rate	12.00%	Year 3	218,750.00			Year 3	19,687.50
(assumed market dividend rate for comparable issues)			218,750.00	Present Value	773,839		19,687.50
			218,750.00				19,687.50
Present Value	12,779,149		218,750.00				19,687.50
		Year 4	218,750.00			Year 4	19,687.50
			218,750.00				19,687.50
			218,750.00				19,687.50
			218,750.00				19,687.50
		Year 5	218,750.00			Year 5	19,687.50
			218,750.00				19,687.50
			218,750.00				19,687.50
			218,750.00				19,687.50
		Payoff	17,718,749.99			Payoff	894,687.50